BC FORM 51-102F3
Material Change Report

Item 1.             Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: (604) 278-5996

Item 2.             Date of Material Change

State the date of the material change.

April 22, 2008

Item 3.             News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

April 22, 2008

The press release relating to this material change was distributed and filed by Businesswire, Marketnews Publishing, Inc. and Stockwatch on April 22, 2008.

Item 4.             Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that that based on previous drilling results on the Gold Hill prospect, additional drilling is recommended. A drilling contract is currently being negotiated for this summer.

Item 5.             Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.             Reliance on section 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on section 7.1(2) or (3) of National Instrument 51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(4), (5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.                         Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

Item 8.             Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or an officer through whom the executive officer may be contacted.

John G. Robertson
President
(604) 278-5996

Item 9.             Date of Report

DATED at Richmond, British Columbia this 28th day of April, 2008.

TERYL RESOURCES CORP.

Per:             “John Robertson”
            (Authorized Signatory)

             John Robertson, President
             (Print name and title)

SCHEDULE “A”

TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC.V
Pink Sheet Symbol: TRYLF

TERYL RESOURCES ANNOUNCES ADDITIONAL
DRILLING RECOMMENDED ON THE GOLD HILL
PROSPECT IN BISBEE, ARIZONA

For Immediate Release: April 22, 2008, Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) is pleased to announce that Tom Parkhill, Licensed Professional Geologist, reports that based on previous drilling results on the Gold Hill prospect, additional drilling is recommended as follows:

The Paris Patented claim assay samples had high copper values of 1.07% . There is an aeromagnetic anomaly covering the western one-half of the mineralized area. There is a road which ends less than one-quarter of a mile south of the base of the hill.

Hole 2-RC was drilled on the St. Elmo Patented Claim and had intersected the 275’-280’ interval with a 4.84% copper assay. This is potentially a vein type ore body with copper mineralization filling a fault zone. The fracture zone should be traced east of this drill hole and a 350 to 500 foot hole drilled by reverse circulation.

The Empire Patented Claim had hole 3-RC drilled on and it had copper values up to 1000 ppm. The hole was drilled into the south side of a mineralized fault zone. The area has an aeromagnetic anomaly which is over both the Glance Conglomerate and Escabrosa Limestone. The area to the north of drill hole 3-RC had visible outcrops of Glance Conglomerate, which contained a large number of limestone clasts which were mineralized with malachite and gossan which extended north to contact with the Escabrosa limestone about one-quarter mile away. A 350’ drill hole is recommended.

Additional drilling options present in this area as follows:

A second reverse circulation hole should be drilled north of hole 3-RC in a mineralized Glance Conglomerate. This should be located about ½ to ¾ of the way north toward the outcrop of Escabrosa Limestone. This hole would have to have the existing road extended to reach this area which is on the State of Arizona land lease.

The depth of the hole should be between 400 to 500 feet depending on how well the hole is mineralized with oxide copper.

A reverse circulation drill hole could be drilled just north of the Section 32 line in an area which may contain Escabrosa Limestone to determine if it contains any replacement copper bearing mantos and/or copper bearing skarns.

A horizontal underground core hole could be drilled in the 70 to 80 foot 5 foot wide x 5.5 high audit which is located on State of Arizona land in the SE ¼ of Section 32. The core hole needs to be drilled to 250 to 300 feet to test the Escabrosa Limestone for possible replacement copper mantos and/or skarns.

The copper mineralized outcrops north of hole 3-RC does give justification to re-enter this hole and drill it to 500 feet. The Glance Conglomerate may possibly have been deposited on a pediment surface of the Escabrosa Limestone. The malachite mineralized clasts may have come from a manto ore body within the Escabrosa Limestone. Hole 3-RC was drilled near the western boundary of an aeromagnetic anomaly.

A drilling contract is currently being negotiated for this summer.

Teryl has a 100% interest in seven patented claim blocks, consisting of 248 acres, in the Warren Mining District, Cochise County, Arizona. The seven patented claim blocks are called the Gold Hill prospect, which includes the Old Gold Hill mine.

Qualified Person: Mr. Tom Parkhill, Licensed Professional Geologist (Minnesota #30167), member of the National Association of State Boards of Geology (ASBOG), is the Qualified Person as defined by National Instrument 43-101 responsible for the accuracy of this news release.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K; NYSE: KGC) (80% Kinross/20% Teryl). The Company’s other Alaska holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF); the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross; and a 100%-interest in the West Ridge property. In Arizona, Teryl has a 100% interest in seven patented claim blocks, consisting of 248 acres, in the Warren Mining District, Cochise County, Arizona. The seven patented claim blocks are called the Gold Hill prospect, which includes the Old Gold Hill mine. Teryl also has one joint venture silver prospect located in Northern BC, Canada. Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Press Release contact information:

For further information, please contact:

John Robertson
President, Teryl Resources Corp.
T: 800-665-4616
www.terylresources.com

1.             RENMARK FINANCIAL COMMUNICATIONS

Dan Symons : dsymons@renmarkfinancial.com
John Boidman : jboidman@renmarkfinancial.com
T: (514) 939-3989
F : (514) 939-3717
www.renmarkfinancial.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.